Interbrew

THE WORLD'S LOCAL BREWER

02 NOV 13 AM 10:12

02060300

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 5 November 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlw 12/19

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Acquisition of 24% stake in Zhujiang takes Interbrew's China strategy another step further

Brussels, 5 November 2002

Interbrew, *The World's Local Brewer ©*, is pleased to announce that it has reached agreement to become a promoter of Zhujiang Joint Stock Company. By doing so it will acquire a 24% stake in Zhujiang Joint Stock Company, for a cash consideration of 19.5 million USD. This agreement follows the Memorandum of Understanding signed in Shanghai on 29 March 2002 in the presence of the Belgian prime Minister Guy Verhofstadt and the Mayor of Guangzhou, Yuan He Lin, enhancing the longstanding relationship between the two companies. This transaction further extends Interbrew's involvement in the Chinese beer market, and marks another successful step in the implementation of Interbrew's vision and strategy in this important market.

Zhujiang and Interbrew both endorse their long-term strategic commitment to each other by signing an agreement which gives Interbrew a 24% stake in China's fifth largest and most profitable brewer per hectolitre sold. Furthermore, Interbrew will be one of the seven promoters in the transformation of Zhujiang into a Joint Stock Company, which is the first step in the process of Zhujiang's initial public offering, scheduled for 2004. As a result, Interbrew will become the second largest shareholder in the company and have two seats in the Board of director of the company.

With a market share of 50%, Zhujiang is the market leader in the southern Chinese province of Guangdong, one of the most prosperous provinces of China. Its sales volume in 2001 amounted to 7 million hectolitres. Zhujiang beers, with "Zhujiang" as the leading brand, are available in more than 30 provinces and autonomous regions in China. It makes Zhujiang one of the few Chinese brewers whose beers are consistently available outside their own provincial market.

"*We are pleased to welcome Interbrew as a shareholder in our company.*" said Rong Ming YANG, President/General Manager of Zhujiang. "*The combination of Interbrew's international standing and expertise in the brewing industry with our experience as a local operator will create a new momentum for our company in the Chinese beer market.*"

"*Our longstanding partnership with Zhujiang has now crystallised in this shareholding agreement, which allows us a 24% stake at an EBIT multiple of 7 and a price of 20.7 USD per hectolitre.*" said Hugo Powell, CEO of Interbrew. "*This is a win-win transaction for both companies and we are looking forward to sharing our IPO experience, our international distribution capabilities and our marketing know-how with our Chinese partner.*"

Interbrew

THE WORLD'S LOCAL BREWER©

"After 18 years of cooperation it is a natural step for Interbrew and Zhujiang to move into a new phase of their relationship." said Patrice Thys, Member of the Corporate Committee and Regional President China of Interbrew. *"The combination of our strong management in Nanjing (who delivered a 66% sales increase over the past nine months compared to the same period in 2001), our recently acquired operation in Ningbo and this partnership with Zhujiang, will allow Interbrew to further develop its platform in China."*

Interbrew is gradually expanding its presence and involvement in the southern and eastern part of China. Its relationship with Zhujiang dates back to 1984 when Interbrew assisted Zhujiang in the construction of its new brewery. Since then Interbrew has been providing the transfer of technical and brewing know-how, and has thus developed a close relationship with Zhujiang, as well as a good understanding of the fundamentals of the Chinese beer market. In 1997 Interbrew acquired the Nanjing Brewery, becoming an operator in the Chinese market. Last week Interbrew acquired a 70% share of K.K. Breweries, the leading brewer in the Province of Zhejiang, located in the city of Ningbo.

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Pictures are available on Interbrew's website, http://www.interbrew.com